UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
23 October 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

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Issued by Harmony Gold
Mining Company Limited
For more details contact:
Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775
Marian van der Walt
Executive: Corporate and Investor
Relations
+27(0) 82 888 1242
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE: HAR
NYSE: HMY
ISIN no:
ZAE000015228
Registration no: 1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining
and exploration company, has
operations and assets in South Africa
and Papua New Guinea. Harmony,
which has more than 60 years’
experience in the industry, is the third
largest gold producer in South Africa.
Our assets include 9 underground
mines and 1 open pit operation and
several surface sources in South Africa.
Our assets in PNG – an open pit mine
(Hidden Valley), as well as the
significant Golpu project – are held in a
joint venture. We also own several
exploration tenements, in Papua New
Guinea.
The company’s primary stock exchange
listing is on the JSE with a secondary
listing on the New York Stock
Exchange. The bulk of our shareholders
are in South Africa and the United
States. Additional information on the
company is available on the corporate
website, www.harmony.co.za.
Harmony publishes its suite of reports for the financial year ended
2015, which includes its notice of the annual general meeting
Johannesburg: Friday, 23 October 2015. Harmony Gold Mining Company Limited
(‘Harmony’ or ‘the Company’) is pleased to announce that it published its suite of reports today for the financial year ended 30 June 2015 (FY15).
These reports include:
·
the Integrated Annual Report for FY15 – available on the company’s website at
http://www.harmony.co.za/investors/reporting/annual-reports
·
Harmony’s Report to Shareholders, which includes the company’s notice of its annual general meeting and summarised consolidated annual financial statements.
This report was posted to shareholders today and is available at
http://www.harmony.co.za/investors/reporting/annual-reports
·
the Form 20F – Harmony’s annual filing submitted to the United States Securities and Exchange Commission – available after 5pm SA time today on the company’s website at http://www.harmony.co.za/investors/reporting/20f
Our Integrated Annual Report 2015 tells the story of Harmony for our 2015 financial year (FY15) from 1 July 2014 to 30 June 2015. We aim to show readers what
Harmony has done and achieved, what we plan to do and achieve in the future and how we intend to get there. The report reflects on our journey in FY15 – we explain our external and internal environments, our strategy and business model, together with our objectives and how we performed against these.
The audited annual financial statements for the 12 months ended 30 June 2015 are included as part of the Company reports’ suite. These audited results contain no modifications to the financial results published on 18 August 2015 and therefore no abridged report will be published.
PricewaterhouseCoopers Inc. audited the annual financial statements and their unqualified report is available for inspection at the registered office of the Company.
The annual general meeting of the company will be held at the Hilton Hotel, 138
Rivonia Road, Sandton, Johannesburg, South Africa, on Monday, 23 November 2015,
at 11:00 (SA time) to transact the business as stated in the notice of the annual general meeting.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 23, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director